EXHIBIT 2

                 LETTER TO BOARD OF DIRECTORS OF ULTRATECH, INC.

January 12, 2007

Board of Directors
Ultratech, Inc.
3050 Zanker Road
San Jose, CA  95134

Dear Board Members,

We are the largest shareholder in your company with over 2.5m shares (representing 11.0% of the shares outstanding, per our 13D-filing of today to which a copy of this letter is attached).

We believe that Ultratech has unique, market leading technologies that are severely undervalued at its current stock price. In our judgment this undervaluation is mostly due to chronic underperformance of the business relative to management expectations. For example, on a public conference call that took place October 20, 2005, Chairman and CEO Arthur Zafiropoulo was questioned why 2006 earnings forecasts had been reduced. At the time he said:
"We are getting tired...of not doing our job. And so, we're going to be very, very conservative in our guidance with you, and we're going to work to improve the performance of this company". Subsequent to that guidance reduction, Ultratech has lowered forward guidance below analyst consensus expectations on seven separate occasions. The last two reductions have come since Mr. Zafiropoulo said during the Sep 19th 2006 analyst day that he was being "ultra-conservative" in 2007 guidance because he was "tired of getting beat up" and is "going to start exceeding analyst estimates."

This unusually high frequency of operational disappointments lends credence to Mr. Zafiropoulo's assessment from the February 2, 2006 public conference call that "the biggest problem that we have in our company is not our technology but our size. And so that may provide [customers with] a risk factor. If we were a larger company, maybe we would be getting the successes faster." We also believe the disappointments have been exacerbated by poor disclosure regarding current operating trends. For example, on the conference call discussing second quarter 2006 results, CFO Bruce Wright said "This increase [in gross margin] was due primarily to cost savings programs undertaken in manufacturing and product mix." In a subsequent conversation with Mr. Wright after third quarter 2006 results showed surprisingly weak gross margins, we were disappointed to learn that the second quarter of 2006 gross margins reflected over-earning in Advanced Packaging due to over-building of systems that led to greater than usual absorption of overhead costs.

These repeated operating disappointments have led to a disconnect between the high strategic value of Ultratech's technology and the price of Ultratech stock. Both Advanced Packaging and Laser Spike Annealing have significant growth prospects, and if the current underperformance continues into 2007 we will have to conclude that these opportunities can be better monetized as part of a larger organization. To that end, we hope that the board as well as senior management will be open-minded and proactive in contemplating a sale of the company as a way to maximize shareholder value.

Sincerely,



Marco A. Battaglia, Senior Portfolio Manager, Thales Fund Management, LLC; CEO of Temujin Holdings Ltd.


Kenneth J. Ruskin, Portfolio Manager, Thales Fund Management, LLC; Portfolio Manager, Temujin Holdings Ltd.






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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).